Watsco, Inc.

2665 South Bayshore Drive, Suite 901

Miami, Florida 33133

July 17, 2017

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 4631

Washington, D.C. 20549-7010

RE:	Watsco, Inc.

Form 10-K for the Year Ended December 31, 2016

Filed February 21, 2017

Form 8-K Filed February 14, 2017

Form 8-K Filed April 25, 2017

File No. 001-05581

Dear Mr. O’Brien:

On behalf of Watsco, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated July 7, 2017 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Form 10-K for the year ended December 31, 2016, Form 8-K, filed with the SEC on February 14, 2017 and Form 8-K, filed with the SEC on April 25, 2017.

For ease of reference, we have reproduced the text of the Staff’s comment in bold italicized face, followed by the Company’s response. In the response below, references to “we”, “our” and “us” refer to the Company.

Form 8-K Filed February 14, 2017

Form 8-K Filed April 25, 2017

1.	It appears that your presentation of operating cash flow per share is not consistent with the guidance in our response to Question 102.05 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance and tell us how you intend to revise your future earnings releases.

Company’s Response:

We supplementally advise the Staff that we presented operating cash flow per diluted share as a non-GAAP performance measure given our previously reported goal of generating cash flow in excess of net income. We acknowledge the Staff’s comment and respectfully advise the Staff that in our future earnings releases, we will not present on a per share basis non-GAAP financial measures that measure cash generated.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at (305) 714-4115.

Sincerely,

Watsco, Inc.

By:	/s/ Ana M. Menendez
Ana M. Menendez
Chief Financial Officer

cc:	Jaret Davis, Esq., Greenberg Traurig, P.A.
Drew M. Altman, Esq., Greenberg Traurig, P.A.

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